Exhibit 99.(i)

BLACKROCK CLOSED-END FUNDS
DEFERRED COMPENSATION PLAN APPENDIX

The rules contained in this appendix (this “Appendix”) shall apply to any Deferred Compensation, other than Grandfathered Deferred Compensation, payable to a Participant.  The provisions of the Plan, to which this Appendix is attached, are hereby incorporated by reference; however, to the extent any of the terms or provisions of this Appendix are inconsistent with the Plan, this Appendix shall govern.  Terms used herein without definitions shall have the meanings ascribed to them in the Plan.

1.                                       Definitions.                                  Whenever used in this Appendix, the following terms shall have the respective meanings set forth below:

(a)                                  The term “Code” shall mean the Internal Revenue Code of 1986, as amended.

(b)                                 The term “Disability” shall mean a disability as defined in Code Section 409A(a)(2)(C) and applicable guidance thereunder.

(c)                                  The term “Unforeseeable Emergency” shall mean an unforeseeable emergency as defined in Code Section 409A(a)(2)(B)(ii) and applicable guidance thereunder.

2.                                       Manner of Election.                                       Each Eligible Trustee’s receipt of Deferred Compensation that is not Grandfathered Deferred Compensation, shall be deferred until the first to occur of any of the following events:

(a)                                  The date on which such Eligible Trustee ceases to be a Trustee of the Participating Fund;

(b)                                 A date selected by such Eligible Trustee as specified on the Trustee’s Election;

(c)                                  The date of death of the Eligible Trustee;

(d)                                 Upon Disability of or Unforeseeable Emergency, with respect to the Eligible Trustee.

(e)                                  Upon termination of the Plan in accordance with Section 4.5 of the Plan; provided (A) all plans of the same type sponsored by each Participating Fund are terminated, (B) no payments (other than payments that would be payable under the terms of such arrangements if the termination had not occurred) are made within twelve (12) months of the termination of the Plan, (C) all payments are made within twenty-four (24) months of the Plan termination and (D) the Participating Fund does not adopt a new arrangement of the same type within five (5) years of the Plan termination.

3.                                       Period of Deferrals.                                          A Participant may revoke such Participant’s Election at any time by filing a written notice of termination with the Participating Fund; provided that such revocation shall not become effective until January 1 of the calendar year following the calendar year in which such revocation is made.  Effective as of January 1 of the calendar year following the calendar year in which such revocation is made, any compensation earned by the Participant shall be paid currently and no longer deferred as provided in the Plan.

4.                                       Distribution Election.

(a)                                  A Participant may, at any time on or prior to December 31, 2007 and without regard to the limitations contained in Section 3.1(c) of the Plan, modify the method of payment of such Participant’s Deferral Share Account; provided, that in the case of a Participant who is serving as a Trustee as of November 1, 2007, such modification to the method of payment shall only be available with respect to Deferred Compensation that is not Grandfathered Deferred Compensation (payment elections with respect to Grandfathered Deferred Compensation shall continue to be governed by Section 3.1(c) of the Plan); provided further, that all modifications to the method of payment shall: (i) only apply to Deferred Compensation not otherwise payable in 2007, (ii) not result in payment of Deferred Compensation in 2007, (iii) be made in writing and delivered to the Participating Fund, and (iv) otherwise comply with the Plan.

(b)                                 A Participant may change any distribution election applicable to non-Grandfathered Deferred Compensation credited to such Participant’s Deferral Share Account, provided that, except as provided in paragraph (a) above, no election to change the timing or form of any distribution shall be effective unless (i) it is made in writing and received by the Participating Fund at least twelve (12) months prior to the date of the first scheduled payment pursuant to the previous election (ii) the first payment pursuant to the subsequent election is deferred for a period of at least five (5) years from the date the payment would otherwise have been made pursuant to the previous election, and (iii) the subsequent election does not take effect for twelve (12) months from the date of the election.

5.                                       Payment in Discretion of Participating Funds.  Deferred Compensation governed by this Appendix, based on the then adjusted value of the Participant’s Deferral Share Account as of the Valuation Date next following plus any Deferred Compensation governed by this Appendix and held in cash, may become payable to the Participant as follows:

(a)                                  Disability.  If the Participating Fund finds on the basis of medical evidence satisfactory to it that the Participant is prevented from engaging in any suitable gainful employment or occupation due to a Disability, the Participating Fund shall distribute the amounts in the Participant’s Deferral Share Account plus any Deferred Compensation held in cash in a lump sum or in the number of installments previously selected by the Participant.

(b)                                 Unforeseeable Emergency.  If the Participant requests and if the Participant provides evidence of an Unforeseeable Emergency, the Participating Fund shall distribute all or a portion of the non-Grandfathered Deferred Compensation credited to the Participant’s Deferral Share Account plus any such Deferred Compensation held in cash prior to the date on which payments would have commenced under Section 3.1 of the Plan; provided such distribution is limited to the extent required by Code Section 409A and applicable guidance thereunder.

(c)                                  Financial Hardship.  Except as may be distributed in accordance with Section 5(b) of this Appendix, no non-Grandfathered Deferred Compensation shall be distributed upon the request of a Participant due to financial hardship.

6.                                       Acceleration of Payments.  Except as provided in Sections 2(c) through 2(e) of this Appendix, the Participating Funds may not accelerate the payment of non-Grandfathered Deferred Compensation, governed by this Appendix, to any Participant or Beneficiary.